UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 3, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

Amendment to Loan Agreement with K2 HealthVentures LLC

As previously disclosed in the Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on July 14, 2021 (the “Prior Report”), on July 12, 2021, ASLAN Pharmaceuticals Limited (the “Company”) and ASLAN Pharmaceuticals (USA) Inc., as borrowers (“Borrowers”), entered into a Loan, Guaranty, and Security Agreement (the “Loan Agreement”) with ASLAN Pharmaceuticals Pte. Ltd as guarantor (together with Borrowers, collectively, “Loan Parties, and each a “Loan Party”), the lenders from time to time party thereto, K2 HealthVentures LLC (“K2HV”) as administrative agent and Ankura Trust Company, LLC as collateral agent. The Loan Agreement provides for up to $45.0 million of delayed draw term loans, of which $25.0 million in aggregate has been borrowed to date.

On June 30, 2023, the Loan Parties entered into a First Amendment to the Loan Agreement (the “Loan Amendment”) with K2HV to, among other things, extend the interest-only period under the Loan Agreement to November 1, 2023, February 1, 2024 or August 1, 2024, dependent on the Company’s achievement of certain milestones.

Amendment to K2 Warrant

As previously disclosed in the Prior Report, on July 12, 2021, in connection with the closing of the Loan Agreement, the Company issued a warrant to purchase ordinary shares (the “Warrant”) to K2 HealthVentures Equity Trust LLC. The original Warrant Price (as defined in the Warrant) was $0.5257 per Share (as defined in the Warrant) or, on the basis of the share-to-ADS ratio change disclosed in the Form 6-K filed with the SEC on March 10, 2023, $13.1425 per ADS.

On June 30, 2023, the Company entered into an Amendment No. 1 to Warrant to Purchase Ordinary Shares (the “Warrant Amendment”) to, among other things, adjust the Warrant Price (as defined in the Warrant) to $0.1447 per Share or $3.6175 per ADS, subject to further adjustment from time to time in accordance with the provisions of the Warrant.

A copy of the Warrant Amendment and the Loan Amendment are attached hereto as Exhibits 4.1 and 10.1, respectively, and are incorporated herein by reference. The foregoing descriptions of the Warrant Amendment and Loan Amendment do not purport to be complete and are qualified in their entirety by reference to such exhibits.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No 333-270832).

Forward Looking Statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the extension of the interest-only period under the Loan Agreement upon the Company’s achievement of certain milestones. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s SEC filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the SEC on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description

4.1	Amendment No. 1 to Warrant to Purchase Ordinary Shares.

10.1	First Amendment to Loan, Guaranty and Security Agreement, dated as of June 30, 2023, by and among ASLAN Pharmaceuticals Limited, ASLAN Pharmaceuticals (USA) Inc., ASLAN Pharmaceuticals Ptd. Ltd., and K2 HealthVentures LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: July 3, 2023